UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 7, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated September 10, 2007
         CDC Software Introduces New Solution to Address Email Deliverability
         Challenges

1.02     Press release dated September 11, 2007
         CDC Software Completes Acquisition of Catalyst International

1.03     Press release dated September 12, 2007
         CDC Corporation CEO to Ring NASDAQ Opening Bell on Thursday, September
         13, 2007

1.04     Press release dated September 13, 2007
         CDC Games and Leading Game Developers Form Alliance to Protect Online
         Game Industry from Piracy

1.05     Press release dated September 17, 2007
         CDC Corporation Provides Update With Respect To Insider Repurchases of
         Company Stock

1.06     Press release dated September 18, 2007
         Leading Swedish Investment Bank Selects CDC Software’s Pivotal CRM for
         Financial Services Solution

1.07     Press release dated September 18, 2007
         Food Safety Expert From CDC Software Presents at International Food
         Safety and Quality Conference in China

1.08     Press release dated September 24, 2007
         CDC Games Launches Shine Online for Commercial Availability

1.09     Press release dated September 26, 2007
         CDC Games Launches First Online Game in the U.S.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: September 28, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated September 10, 2007 -- CDC Software Introduces New Solution to Address Email Deliverability Challenges
1.02	Press release dated September 11, 2007 -- CDC Software Completes Acquisition of Catalyst International
1.03	Press release dated September 12, 2007 -- CDC Corporation CEO to Ring NASDAQ Opening Bell on Thursday, September 13, 2007
1.04	Press release dated September 13, 2007 -- CDC Games and Leading Game Developers Form Alliance to Protect Online Game Industry from Piracy
1.05	Press release dated September 17, 2007 -- CDC Corporation Provides Update With Respect To Insider Repurchases of Company Stock
1.06	Press release dated September 18, 2007 -- Leading Swedish Investment Bank Selects CDC Software’s Pivotal CRM for Financial Services Solution
1.07	Press release dated September 18, 2007 -- Food Safety Expert From CDC Software Presents at International Food Safety and Quality Conference in China
1.08	Press release dated September 24, 2007 -- CDC Games Launches Shine Online for Commercial Availability
1.09	Press release dated September 26, 2007 -- CDC Games Launches First Online Game in the U.S.